

September 26, 2025


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value per share, of Eventide Large Cap Value ETF, a series of Strategy Shares, under the Exchange Act of 1934.


Sincerely,

*[signature: Craig A. Martin]*

**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**